UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: June 6, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated June 5, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION
TK House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

FOR IMMEDIATE RELEASE

Teekay Applauds EU Regulations

Nassau, The Bahamas: June 5, 2003. Teekay Shipping Corporation ("Teekay") applauds the decision of the European Union to accelerate the phase out of old single-hull vessels in response to the sinking of the 26-year-old tanker, "Prestige", in November 2002. The heightened focus on the safe transportation of oil is in keeping with Teekay's longstanding commitment to safe operations, environmental protection and superior customer service.

The regulations passed yesterday by the European Parliament include:

•     the accelerated phase out of single-hull tankers between now and 2010;
•     the requirement for heavy oils to be transported on double-hull tankers; and
•     the imposition of a rigorous inspection regime for single-hull tankers older than 15 years.

The regulations are expected to apply from July 1, but in any event no later than September 1, 2003.

Commenting on the new regulations, Bjorn Moller, Teekay's President and CEO said, "This is good news for Teekay. Our well-maintained modern fleet has an average age of nine years compared to an average age of almost 12 years for the world tanker fleet. Ninety percent of our capital is invested in modern tonnage under 15 years of age."

"Over the past two years we have invested more than $1.5 billion through our acquisitions of Ugland Nordic Shipping and Navion ASA, thereby adding a significant number of modern double-hull tankers to our fleet. As well, we currently have a major fleet renewal program in place that will add 15 new double-hull tankers to our fleet over the next two to three years, replacing the 15 single-hull tankers now trading in our international fleet, well ahead of their European phase-out in 2010."

"As a result of these measures 104 vessels, or over two-thirds of Teekay's operated fleet, will be double hull by 2005. The balance of the fleet, other than the 15 single-hull tankers just mentioned, is made up of double-bottom or double-sided ships that will be able to trade for their full economic life beyond 2010."

None of Teekay's vessels will be affected prior to 2010, whereas approximately 13 percent of the world tanker fleet will immediately be excluded from the European market upon implementation of the regulations. It is expected this will lead to a stratification of the tanker market, causing inefficiency in the utilization of the world tanker fleet and consequently a tighter regional demand-supply balance.

The overall impact of these regulations is expected to be positive for the shipping industry. The accelerated phase out of the oldest tonnage in the world fleet will lead to greater demand for modern tonnage and tighter tanker supply. In addition, the rigorous inspection regime will especially benefit Teekay due to the high standard to which its fleet is maintained and its recognized industry-leading health, safety, environmental protection and quality programs.

Teekay's commitment to operational excellence through its investment in systems and people will be a competitive advantage in this environment of increased regulation and public scrutiny. As part of this ongoing effort to set higher standards, Teekay is in the final stages of obtaining certification for its integrated management system consisting of ISO 9000 (Quality), ISO 14000 (Environment) and OHSAS 18000 (Occupational Health and Safety), becoming the first shipping company in the world to hold all three certifications.

The International Maritime Organisation ("IMO"), a United Nations body, will consider the European regulations for application on an international scale at its meeting in July, 2003. It is widely expected that the IMO will also implement regulations accelerating the phase out of old single-hull tankers, in which case Teekay and other owners of modern tankers will benefit further.

About Teekay

Teekay is the leading provider of international crude oil and petroleum product transportation services transporting more than 10 percent of the world's sea-borne oil. With offices in 12 countries, Teekay employs more than 4,200 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide. Teekay's common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".

Forward-Looking Statements.
This press release contains certain forward -looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the impact of the new European Union ("EU") regulations on the tanker industry and on the Company's operations, performance and financial condition, including, in particular, statements regarding: the passage of future regulations; the Company's fleet composition by 2005; and the Company's competitive advantage, growth strategy and measures to implement such strategy. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: the failure of the EU to implement the regulations by the intended date or at all; changes in production of or demand for oil and petroleum products, either generally or in particular regions; changes in the offshore production of oil; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; changes in trading patterns significantly impacting overall tanker tonnage requirements; the Company's dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation, including without limitation, the imposition of freight taxes and income taxes; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures or Company expansion; and other factors detailed from time to time in the Company's periodic reports, including its Form 20-F for the year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

For Investor Relations enquiries contact:
Jerome Holland
Tel: +1 (604) 844-6654

Web site: www.teekay.com